EXHIBIT 12.2

                         TEXTRON INC. INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

                         COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

                            (Unaudited)

                         (In millions except ratios)


                                                                       Year
                                             1993         1992         1991         1990         1989
    Fixed charges:
      Interest expense (1)                $  667.8     $  742.0     $  754.4     $  774.6     $  733.1
      Estimated interest portion of rents     42.7         41.0         38.5         39.3         38.7

        Total fixed charges               $  710.5     $  783.0     $  792.9     $  813.9     $  771.8


    Income:
      Income before income taxes (2)      $  613.5     $  527.0     $  495.0     $  459.2     $  410.3
      Fixed charges                          710.5        783.0        792.9        813.9        771.8

        Adjusted income                   $1,324.0     $1,310.0     $1,287.9     $1,273.1     $1,182.1


    Ratio of income to fixed charges          1.86         1.67         1.62         1.56         1.53


    ____________________

    (1) Includes interest unrelated to borrowings of $37.1 million in 1993, $36.3 million in 1992, $27.0 million in 1991, $25.7 million in 1990 and $24.4 million in 1989 (primarily interest accretion).

    (2) Excludes the cumulative effect of changes in accounting principles in 1992 and extraordinary losses in 1989.